Exhibit (a)(5)(N)

TRANSCRIPT

EON - E.ON's Offer for Endesa - Press Conference Event Date/Time: Feb. 03. 2007 / 5:00AM ET

F I N A L  T R A N S C R I P T
Feb. 03. 2007 / 5:00AM, EON - E.ON's Offer for Endesa - Press Conference

C O R P O R A T E  P A R T I C I P A N T S

Wulf Bernotat
E.ON AG - Chairman and CEO

Marcus Schenck
E.ON AG - Head of Finance, Accounting, Taxes, Information Technology

Lutz Feldmann
E.ON AG - Head of Corporate Development/New Markets

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Christan Riggs
Bloomberg News - Media

Carmen Monforte
Finco - Analyst

Mita Contreras
Spanish Television - Media

Joe Ortiz
Reuters - Media

Utt Miller
Diveld - Analyst

Virginia Sands
Deutsche Bank - Analyst

P R E S E N T A T I O N

Unidentified Company Speaker

Ladies and gentlemen, thank you for joining us this morning at our Press Conference. We are pleased to be back here once again in Madrid. Before I hand over to E.ON's Chief Executive Wulf Bernotat, I would like to introduce you to our panel. Joining us today from our Board of Management is, from the left side, Marcus Schenck, Head of Finance; and Lutz Feldmann, Head of Corporate Development and New Markets. I will now hand over to Mr. Bernotat and we will be happy to take your questions after the speech. Thank you.

Wulf Bernotat - E.ON AG - Chairman and CEO

[interpreted] Good morning everybody. We are really pleased that so many of you have been able to attend our press conference this Saturday in the middle of your weekend.

Wulf Bernotat - E.ON AG - Chairman and CEO

Indeed we are glad that you have given us your time today. We have come to know each other well over the past months and I see many familiar faces in front of me this morning.

When we launched our initial offer pretty much a year ago, I did not believe then that the process would take us so long and take us on such a challenging path. Nor did I assume that I would take so much -- that it would take so much of my personal efforts and energy to be where we are today. But, I stand here today one year older with all the experience of the past 12 months, which in hindsight, I appreciate and honestly would not like having missed. During the last year, we have fulfilled all legal

F I N A L  T R A N S C R I P T
Feb. 03. 2007 / 5:00AM, EON - E.ON's Offer for Endesa - Press Conference

obligations and won approval from all necessary Spanish and European authorities to now present our final offer to the Endesa Shareholders.

In this long and arduous process, we have never wavered in our determination to complete the transaction and we remain fully committed to a successful conclusion. As you know, we have submitted our final increased offer price of EUR38.75 to the CNMV yesterday. This price is now fixed and cannot be increased further. Our offer is based on our revised fundamental valuation of Endesa's business and demonstrates once again our commitment to bringing this process to a successful conclusion. Following the CNMV approval, which we expect within the next few days, we can finally put our offer directly to the people who count most in this process, namely Endesa's shareholders. As you are all aware, this is something we have been very keen to do from the day we launched our offer and I am delighted that we now have this opportunity.

We remain convinced that this offer is both compelling and unique for Endesa's shareholders. In terms of value, it represents a premium of 109% to the price of Endesa's shares on September 2, 2005, the last trading day before Gas Natural launched its offer for Endesa. Indeed, many brokers and analysts have clearly stated that Endesa's share price would be well below today's price without the impact of our bid. However, our revised final price is even slightly above Endesa's average last 10-day share price, which has been driven up by speculation.

These are all factors we would ask Endesa's shareholders to bear in mind when they consider the merits of our offer. In addition, only E.ON's offer delivers the certainty of being a cash offer for 100% of the business, which is available to all shareholders, institutional and private, including those 800,000 small shareholders of whom some may only have five or ten shares. This means that there can be no comparison whatsoever between our offer and what some commentators refer to as the Spanish solution, which amounts to nothing more than the acquisition of a minority shareholding for the benefit of a few select shareholders.

But, our offer is much more than just an attractive price for all shareholders. We believe that the combination of E.ON and Endesa will be in the best interest of Endesa, its employees, the wider Spanish economy and Spanish energy consumers. This is because E.ON's offer uniquely guarantees the integrity of Endesa's business and provides a compelling strategic vision for the future. In turn, this means that not only will Endesa remain operationally intact, we are also fully committed to maintaining Endesa's stable financial structure and delivering its investment plans.

We also intend to build on Endesa's strengths. Endesa has excellence at its core. It is led by a strong and exceptional team, which has demonstrated excellent management capabilities to deliver across the value chain and markets. In addition, the Endesa management working with the support of its employees has consistently demonstrated its commitment to the development of the Spanish energy market for the benefit of all of its customers.

Given these excellent foundations, Endesa will have a very important role to play within the E.ON group both as a leader of the Southern Europe and Latin American market units, as well as a contributor to the overall development of group strategy and operational excellence. As a new market unit, Endesa will be responsible for managing all operational activities within the relevant regions. Indeed, anyone who is familiar with the way E.ON operates knows that each market unit retains wide ranging decision making responsibilities. This means that even as a part of E.ON, Endesa will keep its identity, its autonomy and integrity.

The new market unit will be managed out of Madrid, ensuring that the city will continue to be the center of gravity for Endesa's energy business in Southern Europe and Latin America. It will also be the largest market unit within the E.ON group in terms of earnings. Building on that excellent basis, we will further develop the strategic position in Southern Europe and Latin America.

In short, through acquiring Endesa, we know that we will be combining forces with a highly successful company, which has excellent management and wide ranging expertise, and we are determined to make the most out of these qualities from day one. You may have read reports that many of our employees are learning Spanish. This is just one of the many rumors related to our transaction, but in this case, I am happy to confirm that this rumor is indeed true. It is a sign of our commitment and demonstrates how we are looking forward to getting to know and starting to work with the Endesa people.

F I N A L  T R A N S C R I P T
Feb. 03. 2007 / 5:00AM, EON - E.ON's Offer for Endesa - Press Conference

E.ON's employees are keen to learn from Endesa, and by sharing best practice, expertise and the wide ranging talent from the across both companies, we believe we can grow successfully together. To take just one example of this, we intend to establish a Global Center of Excellence in distribution here in Spain. This center will be based in Barcelona and will bring together talented employees from across the E.ON group, both to share knowledge and to exchange the latest developments in distribution best practice from across the globe.

I would like to invite all Endesa employees to join our group. From day one, we are going to walk together along a common path to the future. My message to them is simple. From day one, new thoughts, ideas and opinions will be an essential ingredient to the success of our group. And from our side, we can offer you a real opportunity to share your talents and gain international experience. Indeed, our employees from all over the world are already working across borders and taking advantage of the support and excellent opportunities that only a world-leading energy company can provide. As part of E.ON, Endesa's employees will also be able to take full advantage of this opportunity.

Ladies and gentlemen, the transaction will combine two of the leading energy players in Europe, helping to shape and support a single European energy market in which Spain will play an important role. Together, we will ensure deeper regional interconnections and a more efficient use of the EU's energy infrastructure. E.ON will further drive competition in the European energy markets, which is in line with EU policy. This is good news for energy consumers in all European markets. Furthermore, we are committed to ensure that Spanish customers enjoy a high quality of service.

Spanish consumers will also benefit from the increased security of supply that a combined E.ON and Endesa will bring to the Spanish market. The transaction will create a business with the scale and resources to carry out the necessary investments to renew and develop Europe's energy infrastructure. And with over 50 million customers in more than 30 different countries, the combination of E.ON and Endesa will be a group with the capacity to leverage and negotiate with the primary energy producers across the world.

The new group will also be able to take advantage of already established positions in the energy market. For example, Spain will benefit from our strengths in natural gas distribution and E.ON can benefit from Endesa's advantageous position in the LNG market. Our operational track record shows that we also have a unique set of strengths and abilities that we will be glad to share with Spain and after all, [spoken in Spanish].

The transaction is also welcome news for E.ON shareholders. The increased offer meets our strict investment criteria, is expected to be earnings enhancing in the first full year of acquisition and will deliver returns above its cost of capital three years after the acquisition. Moreover, we have always said that we expect to create additional value from the combination of E.ON and Endesa and we are now in a position to provide more detailed information.

I am therefore pleased to announce that we expect to create a further EUR600 million per year of additional value from 2010. Most of this value will be created by sharing best practice across the group. By combining E.ON and Endesa, we will build on our strengths and take advantage of our scale and size to deliver best value to all our stakeholders. E.ON already has an excellent and successful track record of sharing best practice across the existing E.ON group, and we believe that there will be significant benefits from bringing Endesa into this process.

As we develop and build new power stations for example, or invest into tomorrow's energy infrastructure, our market units share best specialist knowledge and expertise that will help them to deliver high quality performance and more efficient processes. In the same way, we will make the best use of all the talent we have within Endesa. By learning and growing together, E.ON and Endesa will be the undisputed leader in the power and gas industry.

In summary, this is an excellent offer, which provides all stakeholders with an outstanding opportunity to benefit from the further integration of the European energy market. This is why we are confident that the majority of Endesa's shareholders will vote to remove the voting right and other bylaw restrictions at the forthcoming shareholder meeting in March, thus allowing them to tender their shares before the expiration date. The last day for shareholders to tender their shares is likely to be late in

F I N A L  T R A N S C R I P T
Feb. 03. 2007 / 5:00AM, EON - E.ON's Offer for Endesa - Press Conference

March and we would expect to settle the transaction in the first half of April. This will mark the beginning of a new era for both Endesa and E.ON, and we are looking forward to it.

Ladies and gentlemen, thank you very much for your attention and now we will be pleased to answer all your questions.

Q U E S T I O N S  A N D  A N S W E R S

Unidentified Company Speaker

So, we kindly ask you to put only two questions in the first session and then we could come back. So, your questions please, thank you.

Unidentified Participant

Value from 2010 on, what exactly does that mean, more -- 600 million more benefit, more income -- net income, what do you exactly mean with that?

Wulf Bernotat - E.ON AG - Chairman and CEO

Sorry. Was it --

Unidentified Company Speaker

Did you understand the question.

Wulf Bernotat - E.ON AG - Chairman and CEO

Yes.

Unidentified Company Speaker

Okay.

Wulf Bernotat - E.ON AG - Chairman and CEO

What we mean is that we have now gone in detail through the potential synergies we can get out of this transaction and I have explained in my presentation that we believe that there are -- that there is a lot of opportunity by sharing best practice in the group. By joining forces on the procurement side that means, buying raw materials in particular but also other materials, and by combining our activities in some regional markets like Italy where we have a position and Endesa has got a good position in there, out of the combination we can see some synergies coming out. So, we will work towards achieving over the time and get to the EUR600 million by 2010, those synergies coming out of higher efficiencies in the operation.

Unidentified Company Speaker

Next question is coming from you, could you get the microphone?

F I N A L  T R A N S C R I P T
Feb. 03. 2007 / 5:00AM, EON - E.ON's Offer for Endesa - Press Conference

Unidentified Participant

[interpreted] Good morning. I have a few questions. How long will E.ON take to get -- to recover the 41 billion, and then the message for employees, not for Pizarro or Miranda, what about the employees and the minority shareholders, because, will Manuel Pizarro still have a place in the Company if your offer prospers? How long will E.ON take to get the 41 billion back that they are investing in Endesa, and how will you do that?

Wulf Bernotat - E.ON AG - Chairman and CEO

Well, that comes out of the combined operations, obviously. Endesa is a very successful company, has improved its performance over the years and has just recently improved its outlook for the next coming years up to the year 2009. And that in combination with the rest of our business will allow us to create value over time for our shareholders. And as I said in my presentation, this transaction will be earnings enhancing in the first year. That means our earnings as a group will go up in the first year and the total transaction will meet our cost of capital within three years. So, these are the investment criteria we have in our group and they will be fully met.

The second question, the message to the management, I have said in previous press conferences that we should talk about those issues at the right time, and we will make certainly statements as far as the management issues and Board issues are concerned to the public but not today and I ask for your understanding for that.

Unidentified Company Speaker

Next question please.

Unidentified Participant

[interpreted] Hello, good morning. I have a very simple question. What was the first thing you thought of when you heard that Gas Natural was withdrawing its bid?

Wulf Bernotat - E.ON AG - Chairman and CEO

I heard about that on Thursday evening and I was in Berlin. And I thought this was a decision, which was expected in the market for quite some time. And if you have read the newspapers carefully, there was a wide-ranging expectation existing already a few days before that this step is going to come. And it then happened, I think it was probably the consequent decision by the Board of Gas Natural, because if they feel that they can't really compete, it is better to withdraw from such a process than to submit a bid which is not competitive. So, I felt it was the right step and the Board must have considered their position very carefully before they decided to withdraw.

Unidentified Company Speaker

The next question is coming from Mr. --

Christan Riggs - Bloomberg News - Media
[Christan Riggs], Bloomberg News. I would just like to ask you, if after you've -- sorry, did you hear the start of my, Christan Riggs, Bloomberg News? I just wanted to ask you if you've had any contact with Acciona or Caja Madrid after your increased bid last night, and if you have, what their feeling was with respect to the new offer? Thank you.

F I N A L  T R A N S C R I P T
Feb. 03. 2007 / 5:00AM, EON - E.ON's Offer for Endesa - Press Conference

Wulf Bernotat - E.ON AG - Chairman and CEO

I mean, since the announcement of the final price was rather late last night, there was no opportunity and perhaps it was not also opportune at this time to talk to either Caja Madrid or to Acciona. I guess at the right time, it could be very useful to make such a contact, but we haven't done it, to answer your question.

Unidentified Company Speaker

The next question?

Unidentified Participant

[interpreted] I would like to know whether you think Gas Natural had the same information as you because they complain that there have been some issues there?

Wulf Bernotat - E.ON AG - Chairman and CEO

Well, I can't fully answer that question because the information was provided by Endesa. So, I cannot speak on their behalf. But, I believe that the allegations that were made in their press release, at least as far as E.ON are concerned, are wrong and I would like to firmly reject those allegations. We have received information from Endesa in this process within the legal limits of the Spanish takeover law. And according to my understanding, every other company which wants to join this or was in the same process has the same right to obtain the same amount of information. But, as far as I understand, Gas Natural has never really asked for more information. Therefore, I cannot fully understand this complaint.

Unidentified Company Speaker

The next question please.

Unidentified Participant

[interpreted] I'm from [Canale Sur]. You said that the new market unit will be managed from Madrid and you said that it will be the basis of Spanish energy and European market. What about Latin American market? Where will that be managed from? Where will the nucleus be?

Wulf Bernotat - E.ON AG - Chairman and CEO

I said and I would like to repeat that we will create a new market unit, Southern Europe and Latin America, within our group structure, and this market unit will be led by Endesa out of Madrid. So, in principle, we will not see much of a change as compared with the current situation because right now Endesa is managing its business which is Southern Europe, Spain, Portugal and Latin America that will continue. So, we will keep Endesa as a Spanish company with Spanish management, Spanish employees and with basically the same responsibilities as they have at the moment.

Unidentified Company Speaker

And now, it's your turn.

F I N A L  T R A N S C R I P T
Feb. 03. 2007 / 5:00AM, EON - E.ON's Offer for Endesa - Press Conference

Carmen Monforte - Finco - Analyst

[interpreted] Good morning. I am [Carmen Monforte] from Finco. I have two questions. Gas Natural launched a lawsuit in Barcelona sometime ago and it seems very suspicious that it hasn't got through to Dusseldorf when a later lawsuit did reach you. So, do you know anything about this first lawsuit which apparently is channeled through the Spanish Foreign Ministry? And then what do you think about the CNMV's decision that forces you to make a final bid when there is no more competitors, what do you think market performance will be like in the next two months until the deadline for acceptance because this is really a very unusual situation, this has never occurred before.

Wulf Bernotat - E.ON AG - Chairman and CEO

Well, the first answer, the two lawsuits in Barcelona, indeed you are right, we have not formally served in the first case, but in the second case, and I cannot answer your question why that is so. And it's a complicated process to serve notice in such a situation across national borders, but it worked in the second case. It didn't work in the first one. So, that's something I cannot really explain to you because I don't know.

Second question, the CNMV's decision to ask us for the final bid within the typical format of a sealed envelope process, I think again it's a bit difficult for me to explain to you why they decided so. I think they try to stay within the formal process, and they informed us about their decision and we were prepared to follow this process and we complied with what we were asked to do in that situation. I think on the other side, it creates clarity for all shareholders because it means that the price, which we are now offering is the final price. No speculation any longer, no hope for improved price because that is not allowed to us, so therefore it's clear for everybody now and for the shareholders of Endesa in particular that this is a price which is on the table and they can now take their decision whether they like the price or whether they don't like the price, whether they want to sell their shares to us or whether they want to keep them.

So, I think it has created a lot of clarity, which we welcome because now the rules of the game are very clear in that respect. And as far as the market performance is concerned, I think that was the last part of your question and you probably mean share price performance. Difficult to assess, but I would guess that the market will take the price which we have submitted yesterday as a signal and as a marker and therefore I would expect that the price would hover around that level, which we have published yesterday.

Unidentified Company Speaker

Next question please.

Unidentified Participant

[interpreted] I'm from Servi-Media. I'd like Mr. Bernotat to explain what he means when he says the operation will cover cost of capital in three years, because that's 41 -- the operation is going to cost 41 billion over three years, I don't know what the cost of capital will be, so how do you expect to become profitable three years after acquisition?

Wulf Bernotat - E.ON AG - Chairman and CEO

I think I should offer Marcus Schenck a chance to respond to that question, and he's happy to do so.

F I N A L  T R A N S C R I P T
Feb. 03. 2007 / 5:00AM, EON - E.ON's Offer for Endesa - Press Conference

Marcus Schenck - E.ON AG - Head of Finance, Accounting, Taxes, Information Technology

Well, it's basically a criterion we apply to all of our acquisitions. We have the group cost of capital and that has to be met within a three-year time period, and we believe that basically this investment, i.e, the underlying profitability of Endesa, plus what we are confident we can together create in terms of the additional value, the 600 million and synergies, those two together will add up to -- in the end, operational results that will then exceed that amount that would be needed if you sort of multiply the investment with the cost of capital for the group.

Unidentified Company Speaker

Okay, next question please?

 Unidentified Participant

[interpreted] Good morning, I'm from Onda Cero Radio. I would like to know whether in a regulated market such as the energy market in the EU and in Spain, after -- well, the slight quarrels between the Spanish government and Brussels here, have you had any contact with the Spanish government and the new Minister of Industry?

Wulf Bernotat - E.ON AG - Chairman and CEO

I had a meeting with the new Minister of Industry in the last year, if I remember it right, I think it was probably in November. And that was a very open and pleasant meeting. And when we left the meeting, we shook hands and said we will probably see each other more often, and I hope that will happen. So, I'm going to see him again and will develop a good relationship with him, but with a whole government I hope, and also with the regulatory bodies here in Spain because that is one of the fundamental principles of our way of operation that we try to develop and maintain good and open relationships with all the relevant groups and that of course starts with the government and is followed by the regulators. So, I hope that this dialog will continue.

Unidentified Company Speaker

Next question is coming from Mrs. [Finkenseller]. She needs a mike.

Unidentified Participant

Hello, good morning.

Wulf Bernotat - E.ON AG - Chairman and CEO

Sorry. First, Mrs. Finkenseller and then you please -- can you put the microphone over there?

Marcus Schenck - E.ON AG - Head of Finance, Accounting, Taxes, Information Technology

Raise your arm, then you'll be noticed.

Wulf Bernotat - E.ON AG - Chairman and CEO

Yes. Thank you.

F I N A L  T R A N S C R I P T
Feb. 03. 2007 / 5:00AM, EON - E.ON's Offer for Endesa - Press Conference

Unidentified Participant

[interpreted] Good morning, there. [inaudible] There has been a lot of talking whether you have met with people from Acciona or from Caja Madrid to talk about whether they would sell their shares. I would like to know whether you had also contact with the rest of the shareholders, which are important too, and I would like to know their reaction on your offer?

Wulf Bernotat - E.ON AG - Chairman and CEO

Yes, indeed we had talks with Caja Madrid and Acciona in the past. We had also not in a, let's say, selective way but in a more general fashion contacts with Endesa shareholders in the framework of our usual road shows when we go and visit investors, which we do quite often in many places in Europe and in the U.S., in particular. We meet our own shareholders, we also have met Endesa shareholders, and in that process we have learned a lot about their own attitude vis-a-vis this transaction, how they see it. And I can confirm that, as a general impression in almost all of our meetings with shareholders, both E.ON shareholders and Endesa's shareholders, we got the clear message that they fully understand the strategic rational of this transaction.

They see that this is a very good opportunity to create a company that is able to transform the European energy market and the only warning we got from our shareholders was always don't pay too much and the expectations from the Endesa shareholders, please pay more, so that's very simple. And therefore, we have tried to combine the two positions in our offer yesterday, which I believe is just a fair balance between those two poles. It is attractive for the Endesa shareholders, but it is still attractive also for our own shareholders because, as we said before, it will create value for the total company and therefore also for the E.ON shareholders.

Unidentified Participant

[interpreted] Good morning. I'm from Spanish National Radio. I would like to ask you why you've chosen Barcelona as the Global Center for Excellence in distribution, is it coincidence because that's where Gas Natural's headquarter is, so what are your reasons please?

Wulf Bernotat - E.ON AG - Chairman and CEO

No, quite frankly, it has nothing to do with this latter point that it is Gas Natural's headquarter. It simply has to do with the fact that there's already an existing unit, a competent center for Endesa dealing with distribution issues and we felt that we should combine our forces and build on this base, which already exists. And of course, we should not forget that Endesa has got a lot of customers in Catalonia and therefore, it is important also to have a significant presence there. That's the only reason.

Unidentified Participant

[interpreted] Good morning again. I'm from El Periodico de Catalunya. I would like to know whether it's true that Endesa management or the Endesa Board asked you for EUR41 per share and what about the conditions of the retirement plans for E.ON employees? What's the average age of retirement for E.ON employees and what are the conditions, general conditions, and would you be applying that in Spain?

Wulf Bernotat - E.ON AG - Chairman and CEO

Well, first, about the figure you quoted of EUR41, I've never heard that figure. It was never discussed and we've never received any concrete expectation from the Endesa Board or management as far as the price is concerned. Therefore, I cannot confirm what you have asked.

F I N A L  T R A N S C R I P T
Feb. 03. 2007 / 5:00AM, EON - E.ON's Offer for Endesa - Press Conference

And second, in terms of retirement, I cannot really tell you exactly what the average retirement age in Germany is, but what I can tell you, in our company in Germany is, but what I can tell you is that we have -- of course, we maintain the local conditions wherever we operate. And so, we have got different systems in the UK, in the Nordic market, in Germany and in other markets. So, it is not a universal system, which we apply across the E.ON group. We continue with what is in place in the various markets where we operate. And of course, we have to take into consideration local specifics and I'm sure there are many also in the Spanish market as far as pension regulations or retirement regulations are concerned, and they will stay intact and will not be changed as a consequence of this transaction.

Unidentified Company Speaker

Next question is coming from you.

Unidentified Participant

[interpreted] I'm from El Pais. Yesterday, in your press communique, you mentioned the fact that -- I think you said Gas Natural and its affiliated undertakings would not be able to buy Endesa shares in the next few weeks. Why is that, why could companies held by La Caixa or Gas Natural, I meant to just how far reaching is that prohibition as explained by you or by the CNMV?

Wulf Bernotat - E.ON AG - Chairman and CEO

I think it's true that the CNMV's position is that neither Gas Natural nor La Caixa nor Repsol are allowed to buy shares in the market in the next coming weeks, because that would undermine the decision Gas Natural has taken to withdraw from the process. The specific reasons for that, I can't comment on because that's something I think you should get more clarity on this issue from the CNMV directly.

I think the basic underlying rational is that, if you are walking away from a bid, you are normally blocked for six months to buy any shares in the company. We had the same situation in Scottish Power in the UK. When we walked away from our offer, we were blocked for six months and that is to protect the interests of other bidders. And I guess that's the same situation here, but you should obtain clarity on this issue from the CNMV. We have only communicated the position we have heard.

Mita Contreras - Spanish Television - Media

[interpreted] I am [Mita Contreras] from Spanish Television. This is just out of curiosity. Apparently, Acciona said that Endesa shares would be EUR45 or EUR48 depending on whether you have the control of the Board or not. What's your opinion on that figure?

Wulf Bernotat - E.ON AG - Chairman and CEO

I think we have taken note of those statements and we have so far refrained from commenting on it. I think the market gave the answer and the answer was very clear. Those expectations were highly inflated and the market did not react in the way it was perhaps intended. And therefore, I don't think there's any need to comment on those expectations. And one thing is very clear, we have made a clear offer yesterday and that is what counts now.

Unidentified Company Speaker

Next question is coming from [Mrs. Mirnoch].

F I N A L  T R A N S C R I P T
Feb. 03. 2007 / 5:00AM, EON - E.ON's Offer for Endesa - Press Conference

Unidentified Participant

Is it true that you are going to sponsor Real Madrid?

Wulf Bernotat - E.ON AG - Chairman and CEO

I think this was a wonderful speculation in the market, and when I saw a photo, I think it was Raul with the E.ON shirt that looked wonderful, but it's not near reality and I understand from what I have learned in Spain, it's always difficult to just sponsor either Real Madrid or Barcelona because they don't like each other so much. So, whatever team you support, you are -- at least a large number of people on the wrong side. So, no, it's not the case.

Unidentified Company Speaker

Your question please, yes?

Unidentified Participant

[Interpreted] I'm from El Mundo. I would like to know your energy tariff policy or what it would be if you finally take over Endesa, do you make aggressive offers in order to poach customers from, say, Iberdrola or others, or will you be very conservative in terms of energy rates?

Wulf Bernotat - E.ON AG - Chairman and CEO

The best it would be to [inaudible - background noise] this question to the Endesa management because they will continue to run the company and they are of course also in charge of the pricing policy here. Such decisions will not be taken in Dusseldorf. They will be taken in Madrid now and in the future. And the management of Endesa running the business will take the right decisions and of course, they have to respect in their decisions also the existing or future regulation here in Spain. So, on the pricing side, there will be no influence coming from E.ON. It is Endesa being close to the market, being close to its customers to decide on what the pricing policy is, and whether an aggressive policy would be right, as I said, will be decided by the management here in Madrid.

Unidentified Company Speaker

Next question is coming from the left side.

Unidentified Participant
[interpreted] Good morning. I am from Expansion. The Endesa Board will be meeting on Tuesday to analyze the new bid. Will you be talking to any member of the Endesa Board before Tuesday or will you just sort of let them talk to their advisors? And are the two conditions of the bid fixed, that is the 50.01% and withdrawing all the shields in the contracts?

Wulf Bernotat - E.ON AG - Chairman and CEO

Perhaps, to start with the second part, yes, it is fixed, about what we expect. These are the conditions for our transactions. We have confirmed them yesterday and we have repeated them today.

F I N A L  T R A N S C R I P T
Feb. 03. 2007 / 5:00AM, EON - E.ON's Offer for Endesa - Press Conference

As far as the Board of Endesa is concerned, I think it is right for them to take their decision. They will probably consult with their advisors and then come up with their statement on our offer. I remember, the last statement they made was pretty positive but they stayed away from commenting on the price. I expect them to -- to repeat the positive comments about our proposal in general as far the strategy is concerned and then they will have to add their comments to the price and that they will do autonomously, and I don't think that we have any reason to try to influence that process. It is their decision and they will publish their decision hopefully soon.

Unidentified Company Speaker

So, next question.

Joe Ortiz -Reuters - Media

Hello.

Unidentified Company Speaker

From the last row over there, yes.

Joe Ortiz - Reuters - Media

Good morning.

Unidentified Company Speaker

Here's the microphone.

Joe Ortiz- Reuters - Media

Joe Ortiz of Reuters. When you found out that the CNMV had said that your bid had to be a final bid, did you have to change it?

Wulf Bernotat - E.ON AG - Chairman and CEO

No -- the answer is no.

Joe Ortiz - Reuters - Media

Okay.

Wulf Bernotat - E.ON AG - Chairman and CEO

That's a short one, yes.

F I N A L  T R A N S C R I P T
Feb. 03. 2007 / 5:00AM, EON - E.ON's Offer for Endesa - Press Conference

Joe Ortiz -Reuters - Media

And the second question is if you are successful, do you intend to delist Endesa's shares?

Wulf Bernotat - E.ON AG - Chairman and CEO

As I said, the first one is no, short one. Second one, we will certainly not -- or we have no plans to delist in Madrid. What we have to consider potentially is delisting in New York because E.ON is already listed in New York and it can be considered that a delisting in New York could be useful. But, that's a decision which we have to take at the right time and not now. The listing in Madrid will continue.

Unidentified Participant

[spoken in Spanish].

Utt Miller - Diveld - Analyst

Mr. Bernotat, I am [Utt Miller] from [Diveld]. This question is not important but interesting. This operation looked complicated right from the beginning. You have so many obstacles and I want to know, which was the worst-case scenario you handled within your group, could you just describe? Thank you.

Wulf Bernotat - E.ON AG - Chairman and CEO

Well, it's very difficult to answer because we went through different phases in the process and in those different situations, the worst case always look different. And for us, I mean overall perhaps, the worst case would have been if we would have been blocked effectively to do this transaction because we feel, as we said today, that this is a very important transaction, not just for E.ON, but also for Endesa and for its employees and customers and for Spain. And therefore, we hoped throughout the process that we will be successful in the end. So, after a while, we gave up thinking in worst possible outcome conditions and we were just concentrating on making it happen, and concentrating all our efforts to overcome all those obstacles and I think we have done that so far quite successfully. But, we are not there yet. We need a few further steps to take.

Unidentified Company Speaker

Next question comes from here.

Unidentified Participant

[interpreted] Good morning. I am from TV3. Could you explain or could you give us more details about the Center of Excellence in Barcelona, what sort of functions, what role, how many people would it employ? And then, when you talk about synergies, are you also referring to redundancies?

Wulf Bernotat - E.ON AG - Chairman and CEO

Second one, no. And the first question, Lutz Feldmann, my colleague, should answer.

F I N A L  T R A N S C R I P T
Feb. 03. 2007 / 5:00AM, EON - E.ON's Offer for Endesa - Press Conference

Lutz Feldmann - E.ON AG - Head of Corporate Development/New Markets

Well, the honest answer is we don't know exactly yet. But, as Wulf has been explaining in his speech, we believe that there is always a hub, a functional hub within the existing Endesa organization, distribution center in Barcelona. We understand from what we have been able to see from the outside that this is probably a center of expertise where we should further bring expertise from around the globe to that center in Barcelona, and Wulf has also explained, this is a rather common process within the existing E.ON -- the global E.ON business to concentrate expertise in areas that we can leverage across the group. And we believe it's the right thing to do that after a combined Endesa and E.ON transaction in Barcelona.

Unidentified Company Speaker

Okay, it's your turn.

Virginia Sands - Deutsche Bank - Analyst

Hello, I am [Virginia Sands] from Deutsche Bank. I would like to know if things don't go really the way you like and at the EGM you are not able to lift the voting cap, do you really think that --

Wulf Bernotat - E.ON AG - Chairman and CEO

Sorry, we were a bit disturbed -- there was just -- I am not sure. Sorry?

Unidentified Participant

[spoken in Spanish]. [interpreted] About the synergies and the redundancy -- are you talking redundancies too, about the synergies and the redundancies?

Wulf Bernotat - E.ON AG - Chairman and CEO

At the beginning of my statement, I said no -- was a clear no. And I say it again, no. So, now, let's go to the question please.

Virginia Sands - Deutsche Bank - Analyst

Yes, I was thinking that if the bid doesn't go the way you want and at the EGM, you may face problems and are not able to lift the cap. If you were to try the raise your price once more, do you really think that the CNMV could oppose to that because at the end, the law is the law and you are the sole bidder? So, this is question number one. And second, if you see the numbers there that Endesa showed for 2006 and the multiples you are paying, which seems to be pretty much in line with the said coverage at the moment, there doesn't seem to be a big control premium in there. How sure are you that you will receive a positive vote recommendation from Endesa next week? Thanks.

Wulf Bernotat - E.ON AG - Chairman and CEO

I mean, first, we will not raise the bid and we cannot raise the bid. This is the consequence of Spanish takeover law and the consequence of the decision of the CNMV to go through the formal process of the sealed bid as we did yesterday. So, there is no chance and no opportunity and we don't want to increase the price. We are confident that we will get the majority in the special shareholder meeting to change the bylaws and lift the voting right restriction which is the most important of those changes and we believe that the price we offered of -- a price that is 109 times higher -- 109% higher than the price before Gas

F I N A L  T R A N S C R I P T
Feb. 03. 2007 / 5:00AM, EON - E.ON's Offer for Endesa - Press Conference

Natural made its bid in September 2005 is a very attractive price. I mean how can you see such an increase in one and half years, these have considerable premium already included in the price. And therefore, there is no need and no room for any further increase and the multiples are correct. But some of the multiples are indeed also inflated as we have seen in the market.

Unidentified Company Speaker

Next question is from you.

Unidentified Participant

[interpreted] I am from Colpisa. In your business plans for Endesa, have you thought about the tariff or rate deficit in Spain, have you taken that into account and what could happen there with the Spanish regulated market given what Brussels is thinking about and what the Commissioner for Competition is considering?

Wulf Bernotat - E.ON AG - Chairman and CEO

Yes, we have taken that into account. Obviously, I mean if you make a valuation on the company, you have to take such issues, which are important in our industry into account, which we did. As a general observation, we see a positive trend towards a market situation also in Spain, as we see it across Europe, the European Commission has the vision to create a single market for energy in Europe, a competitive market, no interference in the prices by regulators or other authorities. So, the market should decide on the right price and that trend I also see in Spain and it will come in the next years, I am sure.

Unidentified Company Speaker

Are there further questions. Yes, please, from Bloomberg again.

Christan Riggs - Bloomberg News - Media

Hello, sorry, just a clarification. I thought I just heard you said that you are going to maintain the investment targets of Endesa and also the dividend payments, is that correct?

Wulf Bernotat - E.ON AG - Chairman and CEO

What we said is the dividend policy of E.ON and the investment program of Endesa, we will fully support and we will also maintain E.ON's own investment program.

Unidentified Company Speaker

Okay. Further questions? Yes, please.

Unidentified Participant

[interpreted] Yes, I have two more questions. Will the National Energy Commission, will that have to review the financial ratios? And on Tuesday, do you have to present -- you have to present the guarantees on your new bid, and so have you extended your loan there because you have to go from 37 billion to 41 billion, I believe?

F I N A L  T R A N S C R I P T
Feb. 03. 2007 / 5:00AM, EON - E.ON's Offer for Endesa - Press Conference

Wulf Bernotat - E.ON AG - Chairman and CEO

Marcus?

Marcus Schenck - E.ON AG - Head of Finance, Accounting, Taxes, Information Technology

Let me comment on the loan question. Yes, we have secured the financing and the [evals] will be provided to the CNMV on Monday.

Wulf Bernotat - E.ON AG - Chairman and CEO

The financial ratios, we are in line with them?

Marcus Schenck - E.ON AG - Head of Finance, Accounting, Taxes, Information Technology

As far as the financial ratios are concerned, yes, we are of course observing what the CNE has said and we are staying within the limits.

Unidentified Company Speaker

The next question, from here.

Unidentified Participant

[interpreted] Yes, I have three questions. The first one is in Spain has been quite concerned about the blackout that affected several European countries in November, and the European Commission's view on E.ON's liability there. What degree of integration would Endesa and E.ON's distribution systems have in a case like this? And then, have you had any news or have you talked to financial analysts and main shareholders about the price you have bid? And have you ever guaranteed that the management team of Endesa would stay in place? Would you keep on the CEO, the Chairman, would anyone else be affected?

Wulf Bernotat - E.ON AG - Chairman and CEO

Okay, as far as the first question is concerned, the European grids are already connected, especially when it comes to the high-voltage grid in Europe. But, as I said in my statement, a true European energy market will require more physical connections in Europe and that is what we are intending to do. We will build more connections between these so far regional markets in Europe, that means, out of Germany into France, into the Netherlands and Denmark. And also, we will work towards increasing the connections between Spain and France.

And that indeed was an issue, which the major European CEOs discussed with the European Commissioner last Tuesday, but also Endesa and Iberdrola were present and we agreed that we need more physical connections in Europe and that will be built. So, there was a universal support for such an initiative and I guess that is a very pragmatic step the European Commission can take in order to work towards an integrated energy market in Europe.

Second question, price and whether we received information from our shareholders or others in the market, yes. If you listen to the first comments, we heard a lot of positive comments on our price offer. It is well within the range of expectation. And as I said before in another answer, it is not too high for our shareholders and it is attractive for the Endesa shareholders and I think therefore without being too positive about our own decision, the price is probably right.

F I N A L  T R A N S C R I P T
Feb. 03. 2007 / 5:00AM, EON - E.ON's Offer for Endesa - Press Conference

And third question, guarantees for management, they don't exist. But, after a successful transaction, we will have to talk of course to management and Board about future composition of both.

Unidentified Company Speaker

Next question, again from you.

Unidentified Participant

[interpreted] Yes, coming back to the blackout that took place just before your last press conference, one of the explanations for it was the vertical integration for generation, distribution and transport in Germany, and it seems that Germany's -- or German companies, the German utilities are not very keen on the single carrier model which is what happens in other European countries. So, would E.ON be prepared to unbundle those activities?

Wulf Bernotat - E.ON AG - Chairman and CEO

Well, there are a few things combined, which I think should not be combined. I mean, first, if you really, thoroughly read the report that was published last Tuesday in Brussels by the UCTE, that is the organization running the high-voltage grids in Europe or coordinating those efforts in Europe, if you read that report of the UCTE, you will find that there is no point in it criticizing the non-existent integration of grids in Germany and there is no point in it either as far as insufficient investment is concerned, as it was mentioned in some newspapers. So, I can only suggest that those who have a specific interest in that should read the report very carefully because there are no such allegations in it.

Second question is a different one, that is the initiative by the European Commission to ask for an ownership unbundling on especially, again, the high-voltage transmission grids in Europe, and there we have a situation in Europe that we have different situation in most European countries. In some countries, those grids are owned by private companies; in some others, by state-owned companies; some are unbundled; some are not unbundled.

And again, I can perhaps mention one point from the meeting we had with the Commissioner last Tuesday, where again all the large companies were represented from across Europe and with one exception, there was only -- there was only one position that everybody said ownership unbundling is not the solution for Europe. It is basically something which will not bring much in terms of furthering competition in Europe. There are other issues that should be addressed first and the most important one I mentioned before that is the physical integration of and connection of European markets. So, there was a clear answer to the Commission given by all the CEOs of all the major energy companies in Europe.

And as far as Germany is concerned, there are also constitutional problems because it effectively would mean an expropriation because we own those grids and I can't see any real justification to go as far as that to expropriate us in that respect.

Unidentified Company Speaker

Are there further questions? If not, we would like to thank you for joining us again and spending part of your weekend with us, and probably coming back soon. Thank you very much.

Wulf Bernotat - E.ON AG - Chairman and CEO

Yes, thank you. Gracias.